UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES ACT OF 1934

AMENDMENT NO. 2

PZENA INVESTMENT MANAGEMENT, INC.

(Name of the Issuer)

Pzena Investment Management, Inc.

Pzena Investment Management, LLC

Panda Merger Sub, LLC

Richard S. Pzena

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

74731Q103

(CUSIP Number of Class of Securities)

Joan Berger	Richard S. Pzena
Pzena Investment Management, Inc.	Pzena Investment Management, LLC
320 Park Avenue, 8th Floor	320 Park Avenue, 8th Floor
New York, NY 10022	New York, NY 10022
(212) 355-1600	(212) 355-1600

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Andrew J. Nussbaum Nicholas G. Demmo	Scott Golenbock Milbank LLP
Wachtell, Lipton, Rosen & Katz	55 Hudson Yards
51 West 52nd Street	New York, NY 10011-2163
New York, NY 10019	(212) 553-5000
(212) 403-1000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transactions:  ☐

Introduction

This Amendment No. 2 to the Transaction Statement on Schedule 13E-3 (which we refer to as this “Amended Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (which we refer to, together with the rules and regulations promulgated thereunder, as the “Exchange Act”), by (1) Pzena Investment Management, Inc., a Delaware corporation (which we refer to as “PZN” or the “Company”); (2) Pzena Investment Management, LLC, a Delaware limited liability company (which we refer to as “PIM, LLC”); (3) Panda Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of PIM, LLC (which we refer to as “Merger Sub”); and (4) Richard S. Pzena. The persons filing this Amended Transaction Statement are collectively referred to as the “Filing Persons”.

This Amended Transaction Statement relates to the Agreement and Plan of Merger, dated as of July 26, 2022 (which we refer to, as it may be amended from time to time, as the “merger agreement”), by and among the Company, PIM, LLC and Merger Sub. If the merger agreement is adopted by the Company’s stockholders and the other conditions under the merger agreement are either satisfied or waived, the Company will be merged with and into Merger Sub (which we refer to as the “merger”), with Merger Sub surviving the merger as a wholly owned subsidiary of PIM, LLC. At the effective time of the merger, (1) each outstanding share of Class A common stock, par value $0.01 per share, of the Company (which we refer to as “PZN Class A common stock”) (other than (x) shares PZN Class A common stock that are to be cancelled in accordance with the merger agreement and (y) shares of PZN Class A common stock that are owned by stockholders of the Company who did not vote in favor of the adoption of the merger agreement and who have perfected and have not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL) will be converted into the right to receive $9.60 in cash per share, without interest (which we refer to as the “merger consideration”) and (2) each outstanding share of Class B common stock, par value $0.000001 per share, of the Company (which we refer to as “PZN Class B common stock”) will be automatically cancelled and the holders thereof will not receive the merger consideration. Following the completion of the merger, the PZN Class A common stock will be delisted from the New York Stock Exchange, will be deregistered under the Exchange Act and will cease to be publicly traded.

The board of directors of the Company (which we refer to as the “Board”) formed a special committee (which we refer to as the “Special Committee”) consisting solely of independent and disinterested directors to, among other things, evaluate the merger. After reviewing the terms of the merger agreement with its independent legal and financial advisors, the Special Committee unanimously determined that the transactions contemplated by the merger agreement, including the merger, are fair to and in the best interests of the Company and the holders of PZN Class A common stock, and unanimously recommended that the Board approve the merger agreement and that the Company’s stockholders vote for the adoption of the merger agreement.

Based on the Special Committee’s recommendation, the Board (other than five directors who recused themselves due to their affiliation with PIM, LLC and/or their interests in the transaction) has determined that the transactions contemplated by the merger agreement, including the merger, are fair to and in the best interests of the Company and the holders of PZN Class A common stock; has approved and declared advisable the merger agreement and transactions contemplated thereby; and has recommended that the Company’s stockholders vote for the adoption of the merger agreement and for the other proposals described in the Proxy Statement (as defined below).

The merger cannot be completed unless both (1) the holders of a majority of the total number of votes of Company common stock outstanding and (2) the holders of a majority of the outstanding shares of PZN Class A common stock not owned, directly or indirectly, by PIM, LLC, Merger Sub or any holder of PZN Class B common stock vote in favor of the adoption of the merger agreement.

Concurrently with the filing of this Amended Transaction Statement, the Company is filing an amended proxy statement (which we refer to as the “Proxy Statement”) under Regulation 14A of the Exchange Act with the SEC, pursuant to which the Company is soliciting proxies from stockholders of the Company in connection with the merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the merger agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form, and is subject to completion or amendment. Terms used but not defined in this Amended Transaction Statement have the meanings assigned to them in the Proxy Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Amended Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

All information contained in, or incorporated by reference into, this Amended Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1. Summary Term Sheet (Regulation M-A Item 1001)

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

Item 2. Subject Company Information (Regulation M-A Item 1002)

(a) Name and address. The Company’s name, and the address and telephone number of its principal executive offices are:

Pzena Investment Management, Inc.

320 Park Avenue, 8th Floor

New York, New York 10022

(212) 355-1600

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger—How many votes do I have?”

“The Special Meeting—Record Date and Quorum”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Market Price of Class A Common Stock and Dividends”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Market Price of Class A Common Stock and Dividends”

(e) Prior public offerings. Not applicable.

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Certain Transactions Involving the Company, PIM, LLC and/or Mr. Pzena”

Item 3. Identity and Background of Filing Person (Regulation M-A Item 1003)

(a) – (b) Name and Address of Each Filing Person; Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Parties to the Merger”

“Other Important Information Regarding the Company—Directors and Executive Officers of the Company”

“Other Important Information Regarding PIM, LLC”

“Where You Can Find More Information”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding the Company—Directors and Executive Officers of the Company”

“Other Important Information Regarding PIM, LLC”

“Where You Can Find More Information”

Item 4. Terms of the Transaction (Regulation M-A Item 1004)

(a) Material terms.

(1) Tender offer. Not applicable

(2) Merger or Similar Transactions.

(i) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Effective Time of the Merger”

“Special Factors—Payment of Merger Consideration”

“The Merger Agreement—Closing and Effective Time of the Merger”

“The Merger Agreement—Treatment of Common Stock and Company Equity Awards”

“The Merger Agreement—Conditions to the Merger”

(ii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Payment of Merger Consideration”

“The Merger Agreement—Treatment of Common Stock and Company Equity Awards”

(iii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board; Fairness of the Merger”

“Special Factors—Position of PIM, LLC and Mr. Pzena as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of PIM, LLC and Mr. Pzena for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Opinion of Ardea Partners LP”

“Special Factors—Opinion of CastleOak Securities, L.P.”

“Special Factors—Unaudited Prospective Financial Information of the Company”

(iv) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“The Merger Agreement—Stockholders Meeting”

“The Special Meeting—Vote Required”

“The Special Meeting—Management Stockholders’ Obligation to Vote in Favor of the Merger”

(v) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

(vi) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Accounting Treatment”

(vii) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“The Merger Agreement—Treatment of Common Stock and Company Equity Awards”

“The Voting Agreement”

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Appraisal Rights”

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Provisions for Unaffiliated Stockholders”

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A Item 1005)

(a)(1) – (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“The Merger Agreement—Treatment of Common Stock and Company Equity Awards”

“Other Important Information Regarding the Company—Certain Transactions Involving the Company, PIM, LLC and/or Mr. Pzena”

“The Voting Agreement”

(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board; Fairness of the Merger”

“Special Factors—Position of PIM, LLC and Mr. Pzena as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of PIM, LLC and Mr. Pzena for the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“The Voting Agreement”

Annex A—Agreement and Plan of Merger

Annex E—Voting Agreement

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“The Voting Agreement”

“The Special Meeting—Vote Required”

“The Special Meeting—Management Stockholders’ Obligation to Vote in Favor of the Merger”

“Other Important Information Regarding the Company—Certain Transactions Involving the Company, PIM, LLC and/or Mr. Pzena”

Annex A—Agreement and Plan of Merger

Annex E—Voting Agreement

Item 6. Purposes of the Transaction, and Plans or Proposals (Regulation M-A Item 1006)

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for PIM, LLC”

“Special Factors—Certain Effects on the Company if the Merger Is Not Completed”

“Special Factors—Payment of Merger Consideration”

“The Merger Agreement—Treatment of Common Stock and Company Equity Awards”

“Delisting and Deregistration of Common Stock”

(c)(1) – (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board; Fairness of the Merger”

“Special Factors—Position of PIM, LLC and Mr. Pzena as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of PIM, LLC and Mr. Pzena for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for PIM, LLC”

“Special Factors—Certain Effects on the Company if the Merger Is Not Completed”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Special Factors—Financing of the Merger”

“The Voting Agreement”

“The Merger Agreement—Effects of the Merger; Directors and Officers; Articles of Incorporation; Bylaws”

“The Merger Agreement—Closing and Effective Time of the Merger”

“The Merger Agreement—Treatment of Common Stock and Company Equity Awards”

“The Merger Agreement—Conduct of PIM, LLC Pending the Merger”

“Other Important Information Regarding the Company—Market Price of Class A Common Stock and Dividends”

“Other Important Information Regarding the Company—Directors and Executive Officers of the Company”

“Delisting and Deregistration of Common Stock”

Annex A—Agreement and Plan of Merger

Item 7. Purposes, Alternatives, Reasons and Effects (Regulation M-A Item 1013)

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board; Fairness of the Merger”

“Special Factors—Position of PIM, LLC and Mr. Pzena as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of PIM, LLC and Mr. Pzena for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for PIM, LLC”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board; Fairness of the Merger”

“Special Factors—Position of PIM, LLC and Mr. Pzena as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of PIM, LLC and Mr. Pzena for the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board; Fairness of the Merger”

“Special Factors—Position of PIM, LLC and Mr. Pzena as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of PIM, LLC and Mr. Pzena for the Merger”

“Special Factors—Opinion of Ardea Partners LP”

“Special Factors—Opinion of CastleOak Securities, L.P.”

“Special Factors—Unaudited Prospective Financial Information of the Company”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for PIM, LLC”

Annex B – Opinion of Ardea Partners LP

Annex C – Opinion of CastleOak Securities, L.P.

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board; Fairness of the Merger”

“Special Factors—Position of PIM, LLC and Mr. Pzena as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of PIM, LLC and Mr. Pzena for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for PIM, LLC”

“Special Factors—Certain Effects on the Company if the Merger Is Not Completed”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Accounting Treatment”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Payment of Merger Consideration”

“The Merger Agreement—Effects of the Merger; Directors and Officers; Articles of Incorporation; Bylaws”

“The Merger Agreement—Treatment of Common Stock and Company Equity Awards”

“The Merger Agreement—Conduct of PIM, LLC Pending the Merger”

“Other Important Information Regarding the Company—Market Price of Class A Common Stock and Dividends”

“Delisting and Deregistration of Common Stock”

Annex A—Agreement and Plan of Merger

Item 8. Fairness of the Transaction (Regulation M-A Item 1014)

(a) – (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board; Fairness of the Merger”

“Special Factors—Position of PIM, LLC and Mr. Pzena as to the Fairness of the Merger”

“Special Factors—Opinion of Ardea Partners LP”

“Special Factors—Opinion of CastleOak Securities, L.P.”

“Special Factors—Purpose and Reasons of PIM, LLC and Mr. Pzena for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

Annex B – Opinion of Ardea Partners LP

Annex C – Opinion of CastleOak Securities, L.P.

Presentation of Ardea Partners LP to the Special Committee of the Board of Directors, dated as of June 18, 2022, is attached hereto as Exhibit (c)(1) and is incorporated herein by reference.

Presentation of Ardea Partners LP to the Special Committee of the Board of Directors, dated as of July 6, 2022, is attached hereto as Exhibit (c)(2) and is incorporated herein by reference.

Presentation of Ardea Partners LP to the Special Committee of the Board of Directors, dated as of July 26, 2022 (and presented on July 25, 2022), is attached hereto as Exhibit (c)(3) and is incorporated herein by reference.

Presentation of Ardea Partners LP to the Special Committee of the Board of Directors, dated as of July 26, 2022, is attached hereto as Exhibit (c)(4) and is incorporated herein by reference.

Presentation of CastleOak Securities, L.P. to the Special Committee of the Board of Directors, dated as of July 6, 2022, is attached hereto as Exhibit (c)(5) and is incorporated herein by reference.

Presentation of CastleOak Securities, L.P. to the Special Committee of the Board of Directors, dated as of July 25, 2022, is attached hereto as Exhibit (c)(6) and is incorporated herein by reference.

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board; Fairness of the Merger”

“Special Factors—Position of PIM, LLC and Mr. Pzena as to the Fairness of the Merger”

“The Merger Agreement—Conditions to the Merger”

“The Special Meeting—Vote Required”

Annex A—Agreement and Plan of Merger

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board; Fairness of the Merger”

“Special Factors—Position of PIM, LLC and Mr. Pzena as to the Fairness of the Merger”

“Special Factors—Opinion of Ardea Partners LP”

“Special Factors—Opinion of CastleOak Securities, L.P.”

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board; Fairness of the Merger”

“Special Factors—Position of PIM, LLC and Mr. Pzena as to the Fairness of the Merger”

“Special Factors—Opinion of Ardea Partners LP”

“Special Factors—Opinion of CastleOak Securities, L.P.”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“The Merger (The Merger Agreement Proposal—Proposal 1)”

(f) Other offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations (Regulation M-A Item 1015)

(a) – (c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board; Fairness of the Merger”

“Special Factors—Position of PIM, LLC and Mr. Pzena as to the Fairness of the Merger”

“Special Factors—Opinion of Ardea Partners LP”

“Special Factors—Opinion of CastleOak Securities, L.P.”

“Where You Can Find More Information”

Annex B – Opinion of Ardea Partners LP

Annex C – Opinion of CastleOak Securities, L.P.

Annex F – Discussion Materials of JPMorgan.

Annex G – Updated Discussion Materials of JPMorgan.

Presentation of Ardea Partners LP to the Special Committee of the Board of Directors, dated as of June 18, 2022, is attached hereto as Exhibit (c)(1) and is incorporated herein by reference.

Presentation of Ardea Partners LP to the Special Committee of the Board of Directors, dated as of July 6, 2022, is attached hereto as Exhibit (c)(2) and is incorporated herein by reference.

Presentation of Ardea Partners LP to the Special Committee of the Board of Directors, dated as of July 26, 2022 (and presented on July 25, 2022), is attached hereto as Exhibit (c)(3) and is incorporated herein by reference.

Presentation of Ardea Partners LP to the Special Committee of the Board of Directors, dated as of July 26, 2022, is attached hereto as Exhibit (c)(4) and is incorporated herein by reference.

Presentation of CastleOak Securities, L.P. to the Special Committee of the Board of Directors, dated as of July 6, 2022, is attached hereto as Exhibit (c)(5) and is incorporated herein by reference.

Presentation of CastleOak Securities, L.P. to the Special Committee of the Board of Directors, dated as of July 25, 2022, is attached hereto as Exhibit (c)(6) and is incorporated herein by reference.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration (Regulation M-A Item 1007)

(a) – (b) Source of funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Financing”

Senior Credit Facility Commitment Letter, dated as of July 26, 2022, by and between, JPMorgan Chase Bank, N.A. and Pzena Investment Management, LLC. (filed as Exhibit 10.2 to Pzena Investment Management, Inc.’s Current Report on Form 8-K, filed July 28, 2022 and incorporated herein by reference), is attached hereto as Exhibit (b)(1) and is incorporated herein by reference.

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Fees and Expenses”

“The Merger Agreement—Termination”

“The Merger Agreement—PIM, LLC Termination Fee”

“The Merger Agreement—Expenses”

“The Special Meeting—Solicitation of Proxies; Payment of Solicitation Expenses”

(d) Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Financing of the Merger”

“The Merger Agreement—Financing”

Senior Credit Facility Commitment Letter, dated as of July 26, 2022, by and between, JPMorgan Chase Bank, N.A. and Pzena Investment Management, LLC. (filed as Exhibit 10.2 to Pzena Investment Management, Inc.’s Current Report on Form 8-K, filed July 28, 2022 and incorporated herein by reference), is attached hereto as Exhibit (b)(1) and is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company (Regulation M-A Item 1008)

(a) Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“Other Important Information Regarding the Company—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding the Company—Certain Transactions Involving the Company, PIM, LLC and/or Mr. Pzena”

Item 12. The Solicitation or Recommendation (Regulation M-A Item 1012)

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board; Fairness of the Merger”

“Special Factors—Position of PIM, LLC and Mr. Pzena as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of PIM, LLC and Mr. Pzena for the Merger”

“Special Factors—Management Stockholders’ Obligation to Vote in Favor of the Merger”

“The Special Meeting—Vote Required”

“The Voting Agreement”

Annex E—Voting Agreement

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board; Fairness of the Merger”

“Special Factors—Position of PIM, LLC and Mr. Pzena as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of PIM, LLC and Mr. Pzena for the Merger”

“The Merger (The Merger Agreement Proposal—Proposal 1)”

Item 13. Financial Information (Regulation M-A Item 1010)

(a) Financial statements. The audited consolidated financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and the financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 are incorporated herein by reference.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Unaudited Prospective Financial Information of the Company”

“Other Important Information Regarding the Company—Book Value per Share”

“Where You Can Find More Information”

(b) Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used (Regulation M-A Item 1009)

(a) – (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies; Payment of Solicitation Expenses”

Item 15. Additional Information (Regulation M-A Item 1011)

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger—Golden Parachute Compensation”

“Merger-Related Executive Compensation Arrangement (The Merger-Related Compensation Proposal—Proposal 3)”

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits (Regulation M-A Item 1016)

(a)(1) Preliminary Proxy Statement of Pzena Investment Management, Inc. (the “Proxy Statement”) (incorporated herein by reference to the Schedule 14A filed concurrently with the SEC).

(a)(2) Form of Proxy Card.**

(a)(3) Letter to Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release, dated July 26, 2022 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed July 26, 2022).

(b)(1) Senior Credit Facility Commitment Letter, dated as of July 26, 2022, by and between, JPMorgan Chase Bank, N.A. and Pzena Investment Management, LLC. (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed July 28, 2022).

(c)(1) Presentation of Ardea Partners LP to the Special Committee of the Board of Directors, dated as of June 18, 2022.*

(c)(2) Presentation of Ardea Partners LP to the Special Committee of the Board of Directors, dated as of July 6, 2022.*

(c)(3) Presentation of Ardea Partners LP to the Special Committee of the Board of Directors, dated as of July 26, 2022 (and presented on July 25, 2022).*

(c)(4) Presentation of Ardea Partners LP to the Special Committee of the Board of Directors, dated as of July 26, 2022.*

(c)(5) Presentation of CastleOak Securities, L.P. to the Special Committee of the Board of Directors, dated as of July 6, 2022.*

(c)(6) Presentation of CastleOak Securities, L.P. to the Special Committee of the Board of Directors, dated as of July 25, 2022.*

(c)(7) Opinion of Ardea Partners LP, dated July 26, 2022 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(8) Opinion of CastleOak Securities, L.P. dated July 26, 2022 (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(9) Discussion Materials of JPMorgan, dated as of June 2022 (incorporated herein by reference to Annex F of the Proxy Statement).

(c)(10) Updated Discussion Materials of JPMorgan, dated as of June 2022 (incorporated herein by reference to Annex G of the Proxy Statement).

(d)(1) Agreement and Plan of Merger, dated as of July 26, 2022, by and among Pzena Investment Management, LLC, Panda Merger Sub, LLC, and Pzena Investment Management, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Voting Agreement, dated as of July 26, 2022, by and among Pzena Investment Management, Inc., Richard S. Pzena, John P. Goetz, William L. Lipsey, Chenyu Caroline Cai, and Allison Fisch (incorporated herein by reference to Annex E of the Proxy Statement).

(d)(3) Class B Stockholders’ Agreement, dated as of October 30, 2007, by and among Pzena Investment Management, Inc. and the Class B Stockholders named therein (incorporated herein by reference to Exhibit 4.5 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed on March 9, 2022.

(f) Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex D of the Proxy Statement).

(g) None.

107 Filing Fee Table.*

*	Previously filed with the Schedule 13E-3 filed with the SEC on August 22, 2022.
**	To be filed by amendment

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 23, 2022

PZENA INVESTMENT MANAGEMENT, INC.

By:	/s/ Richard S. Pzena
	Name:	Richard S. Pzena
	Title:	Chief Executive Officer

PZENA INVESTMENT MANAGEMENT, LLC By: Pzena Investment Management, Inc., its Managing Member

By:	/s/ Richard S. Pzena
	Name:	Richard S. Pzena
	Title:	Chief Executive Officer

PANDA MERGER SUB, LLC

By: Pzena Investment Management, LLC, its Managing Member By: Pzena Investment Management, Inc., its Managing Member

By:	/s/ Richard S. Pzena
	Name:	Richard S. Pzena
	Title:	Chief Executive Officer

Richard S. Pzena

By:	/s/ Richard S. Pzena
	Name:	Richard S. Pzena

[Signature Page to SC 13e-3]